Exhibit 99.1

CordovaCann Corp.
(formerly LiveReel Media Corporation)

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2019 and 2018

(Expressed in Canadian Dollars)

CordovaCann Corp. (formerly LiveReel Media Corporation)

Notice to Reader Issued by Management

Under National Instrument 51-102, Part 4, Subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed interim consolidated financial statements have been prepared and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the unaudited condensed interim consolidated financial statements.

May 29, 2019

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

As at	March 31,	June 30,
	2019	2018
	(Unaudited)	(Audited)
	$	$

ASSETS
Current
Cash and cash equivalents	151,794	3,250,697
Promissory note (Note 13)	85,924	15,802
Prepaid expense and deposits	119,842	325,659
Advances to joint venture (Note 5)	1,872,145	610,705
	2,229,705	4,202,863

Investment in joint venture (Note 5)	548,119	534,311
Other investment (Note 14)	500,000	-
Equipment (Note 4)	116,280	138,418

Total assets	3,394,104	4,875,592

LIABILITIES
Current
Accounts payable and accrued liabilities	862,475	320,321
Promissory note payable (Note 9)	205,346	-
	1,067,821	320,321

Convertible debentures (Note 8)	513,214	-
Total liabilities	1,581,035	320,321

SHAREHOLDERS' EQUITY
Share capital	14,480,241	14,480,241
Contributed surplus	4,718,831	3,808,611
Equity portion of convertible debt	62,498	-
Accumulated deficit	(17,446,366)	(13,734,265)
Accumulated other comprehensive income	(2,135)	684
Total shareholders' equity	1,813,069	4,555,271

Total liabilities and shareholders' equity	3,394,104	4,875,592

Nature of operations and going concern (Note 1)
Related party transactions (Note 7)
Commitments (Note 12)
Subsequent events (Note 19)

Approved on behalf of the Board:

“Henry J. Kloepper”, Director	“Thomas M. Turner, Jr.”, Director
(signed)	(signed)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2019	March 31, 2018	March 31, 2019	March 31, 2018
	$	$	$	$
		(Note 18)		(Note 18)
Revenue (Note 4)	-	-	-	-
Cost of sales (Note 4)	7,671	3,560	22,934	5,433
	(7,671)	(3,560)	(22,934)	(5,433)

Expenses
Consulting fees	577,187	203,423	2,023,431	433,574
Share based compensation (Note 10, 11)	323,810	3,141,927	910,220	3,256,961
Professional fees	65,488	34,113	206,773	53,523
Shareholders information services	28,401	20,833	105,686	36,189
Office and general	220,778	67,524	493,474	96,205
Financing costs	-	-	-	14,877
Exclusivity fee (Note 12(a))	18,536	27,059	34,218	27,059
Foreign exchange gain (loss)	31,513	32,558	(30,621)	25,934

	1,265,713	3,527,437	3,743,181	3,944,322
Loss before other income (expense)	(1,273,384)	(3,530,997)	(3,766,115)	(3,949,755)

Interest income from joint venture (Note 5)	24,762	-	66,961	-
Loss on settlement of debt (Note 8)	(12,700)	-	(12,700)	-
Interest expense (Note 8, 9)	(6,227)	-	(6,227)	-
Accretion expense (Note 8, 9)	(7,619)	-	(7,619)	-
Share of profit from joint venture (Note 5)	1,847	-	13,599	-
Net loss	(1,273,321)	(3,530,997)	(3,712,101)	(3,949,755)

Loss per share - basic and diluted	(0.032)	(0.096)	(0.093)	(0.130)

Weighted average number of outstanding common shares - basic and diluted	40,036,228	36,923,258	40,036,228	30,313,386

Net loss	(1,273,321)	(3,530,997)	(3,712,101)	(3,949,755)
Foreign exchange translation adjustment	59	65	(2,819)	65
Comprehensive loss	(1,273,262)	(3,530,932)	(3,714,920)	(3,949,690)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Changes in Equity (Deficiency)
(Expressed in Canadian Dollars)

						Accumulated
	Number of					Other
	Common	Share	Contributed	Equity portion	Accumulated	Comprehensive
	Shares	Capital	Surplus	of Debt	Deficit	Income	Total
			(Note 18)		(Note 18)
	#	$	$	$	$	$	$

Balance, July 1, 2017	23,521,744	7,880,660	361,196	-	(8,868,332)	-	(626,476)
Common shares issued for settlement of shareholder loan (Note 6)	7,681,110	384,055	-	-	-	-	384,055
Common shares issued for private placement(Note 6)	6,422,574	1,512,501	-	-	-	-	1,512,501
Issuance of options (Note 11)	-	-	1,177,727	-	-	-	1,177,727
Issuance of warrants (Note 10(a-f))	-	-	2,079,234	-	-	-	2,079,234
Foreign currency translation	-	-	-	-	-	65	65
Net and comprehensive loss for the period	-	-	-	-	(3,949,755)	-	(3,949,755)
Balance, March 31, 2018	37,625,428	9,777,216	3,618,157	-	(12,818,087)	65	577,351

Balance, June 30, 2018	40,036,228	14,480,241	3,808,611	-	(13,734,265)	684	4,555,271
Issuance of warrants (Note 10(g-l))	-	-	876,874	-	-	-	876,874
Equity portion of convertible debentures (Note 8, Note 10(n))	-	-	29,063	62,498	-	-	91,561
Warrant portion of promissory note payable (Note 9, Note 10(m))	-	-	4,283	-	-	-	4,283
Foreign currency translation	-	-	-	-	-	(2,819)	(2,819)
Comprehensive loss for the period	-	-	-	-	(3,712,101)	-	(3,712,101)
Balance, March 31, 2019	40,036,228	14,480,241	4,718,831	62,498	(17,446,366)	(2,135)	1,813,069

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine Months Ended	Nine Months Ended
	March 31, 2019	March 31, 2018
	$	$
		(Note 18)

Operating activities
Net loss for the period	(3,712,101)	(3,949,755)

Adjusted for non-cash items:
Accrued related party interest	-	14,877
Share based compensation	910,220	3,256,961
Shares issued on consulting agreement	-	20,000
Debentures issued for the settlement of debt	250,000	-
Share of profit of a joint venture	(13,599)	-
Depreciation	22,934	5,433
Interest expense	6,227	-
Accretion expense	7,619	-
Interest income	(66,961)	-
Foreign exchange gain	32,610	-

Changes in non-cash working capital items:
Prepaid expense	205,817	(111,337)
Accounts payable and accrued liabilities	542,154	69,440
Due to related parties	-	200,265
Cash used in operating activities	(1,815,080)	(494,116)

Investing activities
Advances to joint venture	(1,261,440)	-
Purchase of equipment	-	(132,749)
Other investment	(500,000)	-
Promissory note	(70,122)	-
Cash used in investing activities	(1,831,562)	(132,749)

Financing activities
Advances from related parties	-	1,540
Repayments of related parties	-	(166,835)
Repayments of related party notes payable	-	(43,681)
Proceeds from promissory note payable	200,558	-
Proceeds from convertible debentures	350,000	-
Proceeds from issuance of common shares	-	1,492,500
Proceeds from financing activities	550,558	1,283,524

Effect of exchange rate changes on cash	(2,819)	65

Net increase in cash and cash equivalents	(3,098,903)	656,724
Cash and cash equivalents, beginning of period	3,250,697	-
Cash and cash equivalents, end of period	151,794	656,724

Supplementary cash flow information
Cash paid for interest	-	107,146
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s principal address is 8 King Street East, Suite 1010, Toronto, Ontario, M5C 1B5.

The Company’s common shares currently trade on the Canadian Securities Exchange under the symbol “CDVA” and in the United States on the OTCQB under the symbol “LVRLF”.

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as promulgated by the International Accounting Standards Board (“IASB”) on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $3,714,920 (March 31, 2018 – $3,949,690) during the nine months ended March 31, 2019 and has a total accumulated deficit of $17,446,366 (June 30, 2018 – $13,734,265) as at March 31, 2019. The Company’s ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and raises a material concern. To this point, all operational activities and overhead costs have been funded through equity issuances, debt issuances and related party advances.

The Company believes that continued funding from equity and debt issuances will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve this. Accordingly, these condensed interim consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

2.
BASIS OF PREPARATION

(a)
Statement of Compliance

The Company’s condensed interim consolidated financial statements have been prepared in conformity with IAS 34 – Interim Financial Reporting and do not include all the information required for full annual consolidated financial statements in accordance with IFRS and should be read in conjunction with the audited consolidated financials for the year ended June 30, 2018 and those described in Note 3. These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared using accounting policies consistent with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee (“IFRIC”).

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors of the Company on May 29, 2019.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(b)
Basis of Presentation

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except where otherwise disclosed. Historical cost is based on the fair value of the consideration given in exchange for assets. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)
Functional and Presentation Currency

The condensed interim consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. The functional currencies of the group, as determined by management, are as follows:

Currency

CordovaCann Corp.	Canadian
CordovaCann Holdings Canada, Inc.	Canadian
Cordova Investments Canada, Inc.	Canadian
CordovaCann Holdings, Inc.	United States
Cordova CO Holdings, LLC	United States
Cordova OR Holdings, LLC	United States
CDVA Enterprises, LLC	United States
Cordova CA Holdings, LLC	United States
Cordova OR Operations, LLC (27.5%)	United States

In translating the financial statements of the Company's foreign subsidiaries from their functional currencies into the Company's reporting currency of Canadian dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in accumulated other comprehensive income (loss) in shareholders' equity.

(d)
Use of Estimates and Judgements

The preparation of these condensed interim consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities at the date of the condensed interim consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. The estimates and underlying assumptions are reviewed on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

2.
BASIS OF PREPARATION (continued)

(d)
Use of Estimates and Judgements (continued)

The key assumptions concerning the future, and other key sources of estimation uncertainty as of the date of the statement of financial position that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next fiscal year arise in connection with the valuation of financial instruments, fair value of share purchase warrants, share-based payments and deferred tax assets.

(e)
Basis of Consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating polices of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases. These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: CordovaCann Holdings Canada, Inc.; Cordova Investments Canada, Inc.; CordovaCann Holdings, Inc., and its wholly owned subsidiaries: Cordova CO Holdings, LLC, Cordova OR Holdings, LLC, CDVA Enterprises, LLC and Cordova CA Holdings, LLC.

(f)
Joint Venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets related to the arrangement. The Company accounts for its interests in joint ventures using the equity method of accounting. The Company initially records its interests in joint ventures at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in the joint venture is adjusted for the Company’s share of comprehensive income and distributions of the investee.

Refer to Note 5 for additional information on the Company’s joint venture in Cordova OR Operations, LLC.

3.
STANDARDS EFFECTIVE JULY 1, 2018

The Company has adopted the following new or amended IFRS standards for the period beginning on July 1, 2018.

IFRS 9 - Financial Instruments

IFRS 9 – Financial Instruments (“IFRS 9”) replaced IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) and all previous versions of IFRS 9. The Company adopted IFRS 9 using the retros pective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
STANDARDS EFFECTIVE JULY 1, 2018 (continued)

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or at fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income; or (iii) at fair value through profit or loss.

● Amortized cost

Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method.

● Fair value through other comprehensive income (“FVTOCI”)

Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI. This classification includes certain equity instruments where IFRS 9 allows an entity to make an irrevocable election to classify the equity instruments, on an instrument-by-instrument basis, that would otherwise be measured at FVTPL to present subsequent changes in FVTOCI.

● Fair value through profit or loss (“FVTPL”)

Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. This category includes debt instruments whose cash flow characteristics are not SPPI or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell the financial asset.

Consistent with IAS 39, financial liabilities under IFRS 9 are generally classified and measured at fair value at initial recognition and subsequently measured at amortized cost.

The following table summarizes the classification of the Company’s financial instruments under IAS 39 and IFRS 9:

	IAS 39	IFRS 9
	Classification	Classification

Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Promissory note	Loans and receivables	Amortized cost

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

3.
STANDARDS EFFECTIVE JULY 1, 2018 (continued)

The adoption of IFRS 9 did not have an impact on the Company’s classification and measurement of financial assets and liabilities. On adoption of IFRS 9 on July 1, 2018, there was no change in the carrying value of the financial instruments on transition from IAS 39. IFRS 9 uses an expected credit loss impairment model as opposed to an incurred credit loss model under IAS 39. The impairment model is applicable to financial assets measured at amortized cost where any expected future credit losses are provided for, irrespective of whether a loss event has occurred as at the reporting date. For accounts receivable excluding taxes receivable, the Company utilized a provision matrix, as permitted under the simplified approach, and has measured the expected credit losses based on lifetime expected credit losses taking into consideration historical credit loss experience and financial factors specific to the debtors and other factors. The carrying amount of trade receivables is reduced for any expected credit losses through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of comprehensive income. At the point when the Company is satisfied that no recovery of the amount owing is possible, the amount is considered not recoverable and the financial asset is written off. The adoption of the new expected credit loss impairment model had a negligible impact on the carrying amounts of financial assets at amortized cost.

IFRS 15 – Revenue from Contracts with Customers

Effective July 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), issued in May 2014, and amended in September 2015 and April 2016. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts, and financial instruments. In accordance with the transitional provisions in IFRS 15, the Company elected to adopt the new standard using the modified retrospective approach. There is no impact of adopting IFRS 15 on the Company’s condensed interim consolidated financial statements.

New Standards Not Yet Adopted

IFRS 16 - Leases

In January 2016, the IASB issued a new standard, IFRS 16 – Leases. The new standard requires lessees to recognize most leases on the balance sheet using a single model, thereby eliminating the distinction between operating and finance leases. Lessor accounting, however, remains similar to current accounting practice, and the distinction between operating and finance leases is retained. The standard is effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 – Leases. Early application is permitted if IFRS 15 has also been applied. The Company does not intend to adopt the new standard prior to its effective date and does not expect the new standard to have a significant impact on the condensed interim consolidated financial statements.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

4. EQUIPMENT

Equipment consists of the following:

Cost	$
At July 1, 2017	-
Additions (Disposals)	151,188
At June 30, 2018	151,188
Additions (Disposals)	-
Translation adjustment	796
At March 31, 2019	151,984

Accumulated depreciation	$
At July 1, 2017	-
Depreciation	12,770
At June 30, 2018	12,770
Depreciation	22,934
At March 31, 2019	35,704

	At June 30, 2018	At March 31, 2019
Net book value ($)	138,418	116,280

During the three and nine months ended March 31, 2019, the Company expensed $7,671 and $22,934, respectively, in depreciation (March 31, 2018 – $3,560 and $5,433, respectively) which has been recorded as cost of sales in relation to the below lease agreement.

The Company entered into an operating lease (the “Lease”) on February 1, 2018 with an unrelated party (the “Lessee”), under which the Lessee agreed to lease the above equipment for an initial period of twelve months. On February 1, 2019, the Lease was extended for an additional period of twelve months. The Lessee shall make monthly payments of US $5,040 due on or before the first day of each respective month. During the three and nine months ended March 31, 2019, the Company had rental income in the amount of $20,207 and $60,595, respectively, outstanding as a result of the Lease. The Company has not recorded revenue for the rental income pending a determination by the Company that collectability is reasonably assured. The Company expects to collect the outstanding balance related to the Lease and will recognize revenue upon receipt.

As at March 31, 2019, it is estimated that future minimum lease payments of US $50,400 are to be charged within the next year.

5.
INVESTMENT AND ADVANCES IN JOINT VENTURE

On April 4, 2018, the Company entered into an agreement to acquire 27.5% of Cordova OR Operations, LLC (“OR Operations”) in a step acquisition for the acquisition of land and buildings. Under the terms of the agreement, the Company acquired a 27.5% membership interest in OR Operations for US $400,000 and agreed to pay an additional US $1,050,000, on or before April 3, 2019 (the “Mandatory Payment Date”), to acquire the remaining 72.5% membership interest in OR Operations; failure to pay the remaining purchase price would result in the Company forfeiting all right, title and interest in OR Operations on such date. As at the date hereof, the Company has failed to pay the remaining purchase price to acquire the 72.5% membership interest in OR Operations, however, the Company is in negotiations with the other member to extend the Mandatory Payment Date to complete the step acquisition as contemplated. Prior to completing the step acquisition, the decisions over relevant activities of OR Operations is jointly determined and therefore the Company has concluded that it has joint control over OR Operations as at March 31, 2019. Accordingly, until the 72.5% membership is redeemed, the investment in OR Operations shall be classified as a joint venture and has been accounted for using the equity method in accordance with IAS 28.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

5.
INVESTMENT AND ADVANCES IN JOINT VENTURE (continued)

The concepts underlying the procedures used in accounting for the acquisition of a subsidiary will also be adopted for the acquisition of additional interests in OR Operations. The carrying amount of the investment will be adjusted to recognize changes in the Company’s net share of assets of OR Operations since the acquisition date. Given the limited time between the acquisition and the current period, the accounting for the step acquisition of OR Operations has only been provisionally determined as at March 31, 2019.

Summarised financial information for investment in OR Operations is set out below:

Participating share	27.50%
Balance at June 30, 2018	$534,311
Additions	-
Share of net income	13,599
Translation effect	209
Balance at March 31, 2019	$548,119

March 31, 2019
$

Current assets	281,101
Non-current assets	3,691,558
Current liabilities	(1,985,956)
Non-current liabilities	-
Net income	6,717

As at March 31, 2019, the Company had advanced a total of $1,872,145, inclusive of interest, to OR Operations (June 30, 2018 – $610,705). Total interest accrued as at March 31, 2019 amounted to $71,674. The advances to OR Operations are unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. During the three and nine months ended March 31, 2019, the Company charged interest of $24,762 and $66,961, respectively, (March 31, 2018 – $nil) on the advances to OR Operations.

6.
SHARE CAPITAL

Authorized: Unlimited number of common shares

During the nine months ended March 31, 2019, the Company had no common share transactions.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

6.
SHARE CAPITAL (continued)

During the nine months ended March 31, 2018, the Company had the following common share transactions:

●
On October 19, 2017, an outstanding shareholder loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share;

●
On December 14, 2017, the Company issued 5,532,500 common shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement; and
●
On March 12, 2018, the Company issued 890,074 common shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251; all of which was received in cash.

7.
RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine months ended March 31, 2019 and 2018 and balances as at those dates, not disclosed elsewhere in these condensed interim consolidated financial statements are:

a)
During the three and nine months ended March 31, 2019, the Company accrued interest of $nil (March 31, 2018 - $nil and $14,877, respectively) on outstanding loans due to related parties;

b)
During the three and nine months ended March 31, 2019, the Company received $nil (March 31, 2018 - $nil and $1,540, respectively) in advances from related parties, for working capital purposes;

c)
During the three and nine months ended March 31, 2019, the Company repaid $nil (March 31, 2018 - $166,835) of related party advances;

d)
During the three and nine months ended March 31, 2019, the Company expensed $283,791 and $851,290, respectively, (March 31, 2018 – $171,646 and $325,032, respectively), in fees payable to officers and directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2019, the Company has a prepaid expense amount paid to such related corporation in the amount of $92,682 (March 31, 2018 - $108,960) and fees payable to officers and directors of the Company of $337,474; and

e)
During the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 – $2,024,719 and $2,111,853, respectively) in share based compensation related to officers and directors of the Company.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

8.
CONVERTIBLE DEBENTURES

On March 13, 2019, the Company closed a non-brokered private placement of unsecured subordinated convertible debenture units (the “Debenture Units”) of the Company for gross proceeds of $600,000; of which $350,000 was received in cash and $250,000 was issued in settlement of outstanding debt with a fair value amounting to $237,300. The balance of $12,700 has been recorded as a loss on settlement of debt.

Each Debenture Unit consists of $1,000 principal amount of unsecured subordinated convertible debentures (the “Debentures”) and 500 common share purchase warrants (the “Warrants”) of the Company. The Debentures mature on March 12, 2021 (the “Maturity Date”) and bear interest at a rate of 10% per annum, accrued monthly and payable on Maturity Date. The outstanding principal amount of the Debentures and any accrued interest is convertible into common shares of the Company at the option of the holder at anytime prior to the Maturity Date at a conversion price of $1.00 per share. Furthermore, the Company also has the option to force conversion of the Debentures and any accrued interest at the same conversion price if the Company’s common shares trade above $2.50 per share for ten consecutive trading days on the Canadian Securities Exchange. Each full Warrant entitles the holder to purchase one common share of the Company until March 12, 2021 at an exercise price of $1.20 per share. As a result, 300,000 Warrants were issued related to the Debenture Units.

The Debenture Units were determined to be a compound instrument, comprising of a liability, a conversion feature and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no conversion rights. Using the residual method, the carrying amount of the conversion feature and the warrants issued is the difference between the principal amount and the initial carrying value of the financial liability.

The fair value of the liability was determined to be $508,439. The residual value of $91,561 was allocated to the equity portion of convertible debt and warrants based on their pro-rata fair values. The carrying value of the Debentures, net of the equity components, have been accreted using the effective interest rate method over the term of the Debentures, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at March 31, 2019, the value of the Debentures amounted to $513,214. Accretion expense of $1,872 and interest expense of $2,903 was recorded for the three and nine months ended March 31, 2019.

9.
PROMISSORY NOTE PAYABLE

On February 1, 2019, the Company issued an unsecured promissory note (the “Promissory Note Payable”) in the principal amount of US $150,000. The Promissory Note Payable matures on May 1, 2019 and bears interest at a rate of 10% per annum, accrued monthly and due at maturity. As at the date of these financial statements, the Promissory Note Payable is in default and remains outstanding. In connection with the Promissory Note Payable, the Company issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

9.
PROMISSORY NOTE PAYABLE (continued)

The Promissory Note Payable was determined to be a compound instrument, comprising of a liability and warrants. The initial carrying amount of the financial liability was determined by discounting the stream of future payments of interest and principal at a market interest rate of 19% which is estimated to be the borrowing rate available to the Company for similar instruments of debt having no warrants. Using the residual method, the carrying amount of the warrants issued is the difference between the principal amount and the initial fair value of the financial liability.

The fair value of the liability was determined to be $196,275 (US $146,729). The residual value of $4,283 (US $3,271) was allocated to warrants. The carrying value of the Promissory Note Payable, net of the warrant component, has been accreted using the effective interest rate method over the term of the Promissory Note Payable, such that the carrying amount of the financial liability will equal the principal balance at maturity.

As at March 31, 2019, the value of the Promissory Note Payable amounted to $205,346 (US $153,668). Accretion expense of $5,747 (US $4,323) and interest expense of $3,324 (US $2,500) was recorded for the three and nine months ended March 31, 2019.

10.
WARRANTS

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
July 1, 2017	-	$-	-
Issued	6,650,000	0.54	0.62
Expired	-	-	-
June 30, 2018	6,650,000	0.54	0.62
Issued	3,525,000	1.73	3.18
Forfeited	(1,000,000)	2.00	3.59
Expired	-	-	-
End of period, March 31, 2019	9,175,000	$0.84	1.15

a)
On November 1, 2017 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $261,401 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	2 years
Estimated volatility in the market price of the common shares	214%
Dividend yield	Nil

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

For the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 – $87,134) of the fair value of the warrants as share based compensation.

b)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately and the remaining 500,000 vested during the three months ended June 30, 2018.

The fair value of these issued warrants of $44,087 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 – $27,900) of the fair value of the warrants as share based compensation.

c)
On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at March 31, 2019, the deliverables were not met.

The fair value of these issued warrants of $16,499 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.10
Risk-free interest rate	1.41%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	155%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 – $4,125) of the fair value of the warrants as share based compensation.

d)
On March 9, 2018 and in connection to a consulting agreement with a director and officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance.

The fair value of these issued warrants of $1,336,934 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 - $1,336,934) of the fair value of the warrants as share based compensation.

e)
On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at March 31, 2019, the deliverables were not met.

The fair value of these issued warrants of $668,467 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	2 years
Estimated volatility in the market price of the common shares	173%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 - $501,350) of the fair value of the warrants as share based compensation.

f)
On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. As at March 31, 2019, the deliverables were not met.

The fair value of these issued warrants of $324,775 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.42
Risk-free interest rate	1.75%
Expected life	1.5 years
Estimated volatility in the market price of the common shares	129%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 - $121,791) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

g)
On October 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until September 30, 2020 at an exercise price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in six equal tranches of 25,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $207,833 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.35
Risk-free interest rate	2.27%
Expected life	2 years
Estimated volatility in the market price of the common shares	126%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $30,136 and $164,188, respectively, (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

h)
On October 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until October 14, 2020 at an exercise price of $2.00 per share. The warrants shall vest in four equal tranches of 62,500 warrants every three months from the date of issuance.

The fair value of these issued warrants of $131,421 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.05
Risk-free interest rate	2.25%
Expected life	2 years
Estimated volatility in the market price of the common shares	124%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $41,069 and $98,109, respectively, (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

i)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,275,406 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	5 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $216,648 and $361,080, respectively, (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

j)
On October 31, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 1,000,000 common shares of the Company exercisable until October 30, 2022 at a price of $2.00 per share. The warrants shall vest in equal tranches of 250,000 every six months from the date of issuance.

The fair value of these issued warrants of $1,275,406 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	5 years
Estimated volatility in the market price of the common shares	215%
Dividend yield	Nil

On February 15, 2019, all 1,000,000 warrants previously issued to the consultant were forfeited. As a result, the Company has reversed the previously recorded share based compensation expense of $144,432.

k)
On December 1, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until November 30, 2020 at a price of $1.50 per share. Of these issued warrants, 100,000 vested immediately upon issuance while the remaining 150,000 warrants shall vest in three equal tranches of 50,000 warrants every three months from the date of issuance.

The fair value of these issued warrants of $138,853 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.30
Risk-free interest rate	2.41%
Expected life	5 years
Estimated volatility in the market price of the common shares	116%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $7,714 and $114,168, respectively, (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

10. WARRANTS (continued)

l)
On February 1, 2019 and in connection to a consulting agreement, the Company issued warrants for the purchase of 325,000 common shares of the Company exercisable until January 31, 2022 at a price of $1.00 per share. Of these issued warrants, 81,250 vested immediately while the remaining 243,750 warrants shall vest in three equal tranches of 81,250 warrants every three months from the date of issuance.

The fair value of these issued warrants of $250,793 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.95
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	152%
Dividend yield	Nil

For the three and nine months ended March 31, 2019, the Company expensed $139,329 (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

m)
On February 1, 2019 and in connection with the Promissory Note Payable (Note 9), the Company issued warrants for the purchase of 150,000 common shares of the Company exercisable until January 31, 2020 at a price of $1.00 per share. The fair value of these issued warrants of $4,283 was determined by the residual method as noted in Note 9. For the three and nine months ended March 31, 2019, the Company expensed $4,283 (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

n)
On March 13, 2019 and in connection with the private placement of Debenture Units (Note 8), the Company issued warrants for the purchase of 300,000 common shares of the Company exercisable until March 12, 2021 at a price of $1.20 per share. The fair value of these issued warrants of $29,063 was determined by the residual method as noted in Note 8. For the three and nine months ended March 31, 2019, the Company expensed $29,063 (March 31, 2018 – $nil) of the fair value of the warrants as share based compensation.

11.
OPTIONS

On November 22, 2018, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

11.
OPTIONS (continued)

Outstanding options as at March 31, 2019 are as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Life Remaining (yrs)
Executive Officers	900,000	$0.78	1.87
Directors	100,000	$0.40	1.80
Consultants	750,000	$0.70	1.85
	1,750,000

Grant Date	Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Fair Value
January 16, 2018(i)	January 15, 2021	1,000,000	1,000,000	$0.40	$377,024
March 9, 2018(ii)	March 8, 2021	750,000	750,000	$1.15	$800,703

(i)
The options fully vested on issuance and the fair value of $377,024 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$0.40
Risk-free interest rate	1.78%
Expected life	3 years
Estimated volatility in the market price of the common shares	218%
Dividend yield	Nil

(ii)
The options fully vested on issuance and the fair value of $800,703 was determined using the Black-Scholes Option Pricing Model with the following assumptions:

Stock price	$1.14
Risk-free interest rate	1.83%
Expected life	3 years
Estimated volatility in the market price of the common shares	213%
Dividend yield	Nil

During the three and nine months ended March 31, 2019, the Company expensed $nil (March 31, 2018 -$1,177,727) of the fair value of the options as a result of the issuances which have been recorded as share based compensation related to the above options.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

12. COMMITMENTS

(a)
Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company an exclusivity option on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to US $100,000 for such exclusivity until termination by either party. During the three and nine months ended March 31, 2019, the Company paid a total of $18,536 and $34,218, respectively, to the third party and expensed $18,536 and $34,218, respectively, as an exclusivity fee (March 31, 2018 – $27,059). The total exclusivity fee paid up to March 31, 2019 amounted to US $59,352.

(b)
Employment Agreements

The Company is party to certain employments agreements with key executives of the Company that contain clauses requiring additional payments of up to two times the annual entitlements under these agreements upon occurrence of certain events, such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed interim consolidated financial statements.

(c)
Contingency

On January 23, 2019, a subsidiary of the Company was identified as a defendant to a four count complaint in the District Court of Denver County, Colorado alleging trademark infringement and other claims for relief for unspecified damages. The Company intends on defending such complaint, however, it is not practical to estimate the potential effect of this complaint at such time.

(d)
Commitments

The following is a summary of the Company’s minimum operating lease obligations for its premises due in future years.

$
Year 1	111,440
Year 2	112,991
Year 3	112,991
Year 4	28,248

13. PROMISSORY NOTE

On June 7, 2018, the Company entered into a revolving promissory note with a customer (the “Promissory Note”). Under the terms of the Promissory Note, the customer could draw up to the principal sum of US $50,000 at the sole discretion of the Company. Subsequently, the Promissory Note was amended to allow the customer to draw up to the principal sum of US $100,000 and the maturity date was extended to June 7, 2020.

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

13. PROMISSORY NOTE (continued)

The Promissory Note is unsecured, bearing interest at 8% per annum and due twelve months from the date of issuance. As at March 31, 2019, $85,924 (US $64,300) was outstanding under the Promissory Note (June, 30, 2018 – $15,802 (US $12,000)).

14. OTHER INVESTMENT

On September 18, 2018, the Company subscribed for 500,000 convertible preferred shares of NWN Inc. (“NWN”) at a price of $1.00 per preferred share (“Preferred Share”) for a total consideration of $500,000. Each Preferred Share is convertible into one common share of NWN, subject to appropriate adjustments for any stock splits, consolidations or other recapitalizations.

NWN is a private company and the fair value of the instrument is not reliably determinable. As a result, this investment is being carried at cost by the Company. The Company has not earned any dividend on these preferred shares. Furthermore, NWN is considered to be a related party by virtue of a common officer and director.

15. FINANCIAL INSTRUMENTS AND RISK FACTORS

The fair value hierarchy that reflects the significance of inputs used in making fair value measurements is as follows:

Level 1: quoted prices in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3: inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company’s financial instruments consisting of cash and cash equivalents, promissory note and accounts payable and accrued liabilities approximate their carrying value due to the relatively short term maturities of these instruments.

Risk Management Policies

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on these condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2019:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

15. FINANCIAL INSTRUMENTS AND RISK FACTORS (continued)

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At March 31, 2019, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Market Risk

(i) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

(ii) Foreign Currency Risk

The Company is exposed to foreign currency risk from fluctuations in foreign exchange rates and the degree of volatility in these rates due to the timing of their accounts payable balances. The risk is mitigated by timely payment of creditors and monitoring of foreign exchange fluctuations by management. As at March 31, 2019, the Company did not use derivative instruments to hedge its exposure to foreign currency risk.

(iii) Price Risk

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

16. CAPITAL MANAGEMENT

The Company includes equity comprised of issued share capital, contributed surplus, deficit in the definition of capital and accumulated other comprehensive loss. As at March 31, 2019, the Company’s shareholders’ equity was $1,813,069 (June 30, 2018 – $4,555,271). The Company’s objectives when managing capital are as follows:

CordovaCann Corp.
(formerly LiveReel Media Corporation)
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended March 31, 2019 and 2018
(Expressed in Canadian Dollars)

16. CAPITAL MANAGEMENT (continued)

(i)
to safeguard the Company’s ability to continue as a going concern; and

(ii)
to raise sufficient capital to meet its business objectives.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s long-term and short-term capital requirements. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or debt.

17.
COMPARATIVE AMOUNTS

Certain comparative figures have been reclassified to conform to the condensed interim consolidated financial statement presentation adopted for the current period. Such reclassifications did not have an impact on previously reported net and comprehensive loss.

18.
RESTATEMENT OF PRIOR YEAR FINANCIAL STATEMENTS

The prior year condensed interim consolidated financial statements for the three and nine month periods ended March 31, 2018 have been restated to correct material errors in its prior filing. Details of the restatement are as follows:

a)
The warrants and options issued by the Company during the periods ended March 31, 2018 were originally recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, share based compensation and contributed surplus was increased by $1,216,388.

b)
The revenue generated by the Company during the periods ended March 31, 2018, which were previously recorded, was reversed, pending a determination that collectability is reasonably assured. As a result of the reversal, revenue decreased by $8,819, accounts receivable decreased by $8,993, and the foreign exchange gain increased by $174.

19.
SUBSEQUENT EVENTS

Subsequent to March 31, 2019 and in connection with warrants previously issued to a consultant, 750,000 warrants were exercised for the purchase of 750,000 common shares of the Company at an exercise price of $0.15 per share for total gross proceeds of $112,500.